Condensed Consolidated Interim Financial Statements

For the three and six months ended June 30, 2025 and 2024

(Unaudited, expressed in thousands of United States dollars, unless otherwise stated)

GALIANO GOLD INC.
UNAUDITED CONDENSED CONSOLIDATED INTERIM STATEMENTS OF FINANCIAL POSITION
AS AT JUNE 30, 2025 AND DECEMBER 31, 2024
(In thousands of United States dollars )
		June 30, 2025	December 31, 2024
	Note	$	$
Assets
Current assets
Cash and cash equivalents	5	114,681	105,775
Accounts receivable		58	104
Inventories	6	44,153	42,830
Value added tax receivables		11,610	8,328
Prepaid expenses and other	7	17,957	8,548
		188,459	165,585
Non-current assets
Reclamation deposits		5,289	5,339
Mineral properties, plant and equipment	8	366,389	329,429
		371,678	334,768
Total assets		560,137	500,353

Liabilities
Current liabilities
Accounts payable and accrued liabilities	9	105,740	64,348
Lease liabilities	10	17,600	15,937
Deferred consideration	12	24,252	23,535
Provisions		6,995	6,995
		154,587	110,815
Non-current liabilities
Lease liabilities	10	26,988	22,935
Deferred and contingent consideration	12	50,869	47,835
Asset retirement provisions	11	71,976	66,060
Other non-current liabilities		13,224	4,939
		163,057	141,769
Total liabilities		317,644	252,584

Equity
Common shareholders' equity
Share capital	13	617,546	616,203
Equity reserves		54,167	52,948
Accumulated deficit		(433,175)	(425,695)
Total common shareholders ' equity		238,538	243,456
Non-controlling interest	15	3,955	4,313
Total equity		242,493	247,769

Total liabilities and equity		560,137	500,353

Commitments and contingencies	21

The accompanying notes form an integral part of these condens ed consolidated interim financial statements.

Approved on behalf of the Board of Directors:

"Matt Badylak"	"Greg Martin"
Director	Director

GALIANO GOLD INC.
UNAUDITED CONDENSED CONSOLIDATED INTERIM STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME (LOSS)
FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2025 AND 2024
(In thousands of United States dollars, except share and per share amounts)
		Three months ended		Six months ended
		June 30, 2025	June 30, 2024	June 30, 2025	June 30, 2024
	Note	$	$	$	$

Revenue		97,304	63,963	173,894	95,658

Cost of sales:
Production costs	16	(39,303)	(31,689)	(81,545)	(52,455)
Depreciation and depletion	8	(13,054)	(4,833)	(27,447)	(7,660)
Royalties	17	(7,785)	(3,860)	(12,380)	(5,765)
Total cost of sales		(60,142)	(40,382)	(121,372)	(65,880)

Income from mine operations		37,162	23,581	52,522	29,778

General and administrative expenses	18	(4,964)	(6,632)	(10,064)	(14,325)
Exploration and evaluation expenditures		(910)	(2,040)	(2,381)	(2,649)
Share of net income related to joint venture		-	-	-	2,432
Service fee earned as operators of joint venture		-	-	-	976
Gain on derecognition of equity investment in joint venture		-	118	-	1,416
Income from operations and joint venture		31,288	15,027	40,077	17,628

Transaction costs	4	-	(102)	-	(2,401)
Finance income		1,924	1,434	3,050	3,940
Finance expense	19	(17,138)	(8,259)	(56,249)	(13,984)
Foreign exchange gain (loss)		5,480	(820)	5,284	(1,111)
Net income (loss) and comprehensive income (loss) for the period		21,554	7,280	(7,838)	4,072

Net income (loss) attributable to:
Common shareholders of the Company		19,326	7,280	(7,480)	4,072
Non-controlling interest	15	2,228	-	(358)	-
Net income (loss) for the period		21,554	7,280	(7,838)	4,072

Weighted average number of shares outstanding:
Basic	20	257,734,700	254,974,179	257,454,965	244,242,466
Diluted	20	264,423,547	261,481,062	257,454,965	249,286,037

Net income (loss) per share attributable to common shareholders:
Basic		0.07	0.03	(0.03)	0.02
Diluted		0.07	0.03	(0.03)	0.02

The accompanying notes form an integral part of these condensed consolidated interim financial statements.

GALIANO GOLD INC.
UNAUDITED CONDENSED CONSOLIDATED INTERIM STATEMENTS OF CHANGES IN EQUITY FOR THE SIX MONTHS ENDED JUNE 30, 2025 AND 2024 (In thousands of Uni ted States dollars, except for number of common shares)

						Non-
		Number of		Equity	Accumulated	controlling
		shares	Share capital	reserves	deficit	interest	Total equity
	Note		$	$	$	$	$
Balance as at December 31, 2023		224,972,786	579,619	53,112	(431,813)	-	200,918
Issuance of common shares:
Business combination, net of share issuance costs	4	28,500,000	32,449	-	-	1,890	34,339
Exercise of stock options	14(a)	3,263,994	3,759	(1,179)	-	-	2,580
Share-based compensation expense	14(e)	-	-	579	-	-	579
Net income and comprehensive income for the period		-	-	-	4,072	-	4,072
Balance as at June 30, 2024		256,736,780	615,827	52,512	(427,741)	1,890	242,488

Balance as at December 31, 2024		257,077,946	616,203	52,948	(425,695)	4,313	247,769
Issuance of common shares:
Exercise of stock options	14(a)	1,225,500	1,246	(389)	-	-	857
Equity-settled long-term incentive plan awards	14(b)	77,996	97	-	-	-	97
Share-based compensation expense	14(e)	-	-	1,608	-	-	1,608
Net loss and comprehensive loss for the period		-	-	-	(7,480)	(358)	(7,838)
Balance as at June 30, 2025		258,381,442	617,546	54,167	(433,175)	3,955	242,493

The accompanying notes form an integral part of these condensed consolidated interim financial statements.

GALIANO GOLD INC.
UNAUDITED CONDENSED CONSOLIDATED INTERIM STATEMENTS OF CASH FLOW FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2025 AND 2024 (In thousands of United States dollars)
		Three months ended		Six months ended
		June 30, 2025	June 30, 2024	June 30, 2025	June 30, 2024
	Note	$	$	$	$
Operating activities:
Net income (loss) for the period		21,554	7,280	(7,838)	4,072
Adjustments for:
Depreciation and depletion	8, 18	13,083	4,867	27,508	7,728
Share-based compensation	14(e)	957	2,996	2,093	8,124
Share of net income related to joint venture		-	-	-	(2,432)
Gain on derecognition of equity investment in joint venture		-	(118)	-	(1,416)
Transaction costs	4	-	102	-	2,401
Finance income		(1,924)	(1,434)	(3,050)	(3,940)
Finance expense	19	6,436	8,253	40,647	13,978
Unrealized foreign exchange (gain) loss		(2,836)	200	(2,520)	122
Operating cash flow before working capital changes		37,270	22,146	56,840	28,637
Change in working capital	22	(1,456)	(17,683)	4,866	(11,146)
Cash provided by operating activities		35,814	4,463	61,706	17,491

Investing activities:
Expenditures on mineral properties, plant and equipment	8	(25,972)	(12,278)	(48,076)	(19,581)
Net cash and cash equivalents assumed on acquisition		-	-	-	47,502
Transaction costs paid	4	-	(102)	-	(2,401)
Redemption of preferred shares in joint venture		-	-	-	25,000
Interest received		920	1,433	1,884	2,281
Purchase of other assets		-	-	(473)	-
Cash (used in) provided by investing activities		(25,052)	(10,947)	(46,665)	52,801

Financing activities:
Lease liability payments	10	(5,118)	(3,249)	(8,722)	(4,327)
Shares issued for cash on exercise of stock options	14(a )	619	2,399	857	2,580
Share issuance costs		-	-	-	(40)
Cash used in financing activities		(4,499)	(850)	(7,865)	(1,787)

Impact of foreign exchange on cash and cash equivalents		2,037	(431)	1,730	(736)

Net increase (decrease) in cash and cash equivalents		8,300	(7,765)	8,906	67,769
Cash and cash equivalents, beginning of period		106,381	130,804	105,775	55,270
Cash and cash equivalents, end of period		114,681	123,039	114,681	123,039

Supplemental cash flow information	22

The accompanying notes form an integral part of these condensed consolidated interim financial statements.

GALIANO GOLD INC.
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2025 AND 2024
Expressed in thousands of United States dollars, unless otherwise stated

1. Nature of operations

Galiano Gold Inc. ("Galiano" or the "Company") was incorporated on September 23, 1999 under the Business Corporations Act of British Columbia, Canada.  The Company's head office and principal address is located at 1640 - 1066 West Hastings Street, Vancouver, British Columbia, V6E 3X1, Canada. The Company's registered and records office is located at Suite 3500, 1133 Melville Street, Vancouver, V6E 4E5. The Company's common shares trade on the Toronto Stock Exchange and NYSE American Exchange under the ticker symbol "GAU".

Until March 4, 2024, the Company's principal business activity was the operation of the Asanko Gold Mine ("AGM") through a joint venture arrangement (the "JV") associated with the Company's then 45% equity interest in the entity that held the AGM mining licenses and gold exploration tenements (see note 4).

On March 4, 2024, the Company acquired Gold Fields Limited's ("Gold Fields") 45% interest in the AGM (the "Acquisition") and now owns a 90% interest in the AGM with the Government of Ghana continuing to hold a 10% free-carried interest (non-controlling interest). Refer to note 4 for further details on the Acquisition.

The AGM consists of four main open-pit mining areas: Abore, Nkran, Esaase and Miradani North, multiple satellite deposits and exploration projects located on the Asankrangwa Gold Belt in the Amansie West District of the Republic of Ghana ("Ghana"), West Africa.

2. Basis of presentation

(a) Statement of compliance

These condensed consolidated interim financial statements have been prepared in accordance with International Accounting Standard ("IAS") 34 - Interim Financial Reporting, using accounting policies consistent with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board ("IASB") and Interpretations issued by the International Financial Reporting Interpretations Committee ("IFRIC"). These condensed consolidated interim financial statements do not include all of the necessary annual disclosures in accordance with IFRS and should be read in conjunction with the Company's audited consolidated annual financial statements for the year ended December 31, 2024.

These condensed consolidated interim financial statements were authorized for issue and approved by the Board of Directors on August 13, 2025.

The accounting policies followed by the Company in these condensed consolidated interim financial statements are the same as those applied in the Company's audited consolidated annual financial statements for the year ended December 31, 2024.

(b) Basis of presentation and consolidation

These condensed consolidated interim financial statements have been prepared on a historical cost basis, except for financial instruments carried at fair value.

All amounts are expressed in thousands of United States dollars, unless otherwise stated, and the United States dollar is the functional currency of the Company and each of its subsidiaries. References to C$ are to Canadian dollars.

These condensed consolidated interim financial statements incorporate the financial information of the Company and its subsidiaries as at June 30, 2025. Subsidiaries are entities controlled by the Company. Control exists when the Company has power, directly or indirectly, to govern the financial and operating policies of an entity so as to obtain benefits from its activities.

GALIANO GOLD INC.
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2025 AND 2024
Expressed in thousands of United States dollars, unless otherwise stated

2. Basis of presentation (continued)

(b) Basis of presentation and consolidation (continued)

Subsidiaries are included in the consolidated financial statements of the Company from the effective date of acquisition up to the effective date of disposition or loss of control. The results of operations and cash flows of Asanko Gold Ghana Ltd. ("AGGL"), Adansi Gold Company (GH) Ltd. and Shika Group Finance Limited were consolidated commencing on March 4, 2024 (refer to note 4) in the comparative periods.

All significant intercompany amounts and transactions between the Company and its subsidiaries have been eliminated on consolidation.

The principal subsidiaries to which the Company is a party, as well as their geographic locations, were as follows as at June 30, 2025:

Affiliate name	Location	Interest	Classification and accounting method
Galiano Gold South Africa (PTY) Ltd.	South Africa	100%	Consolidated
Galiano International (Isle of Man) Ltd.	Isle of Man	100%	Consolidated
Galiano Gold (Isle of Man) Ltd.	Isle of Man	100%	Consolidated
Galiano Gold Exploration Mali SARL	Mali	100%	Consolidated
Galiano Gold Exploration Ghana Ltd.	Ghana	100%	Consolidated
BUK West Africa Limited	United Kingdom	100%	Consolidated
Asanko Gold Ghana Ltd.[1]	Ghana	90%	Consolidated
Adansi Gold Company (GH) Ltd. [1]	Ghana	100%	Consolidated
Shika Group Finance Limited[1]	Isle of Man	100%	Consolidated
Galiano Gold Netherlands B.V.	Netherlands	100%	Consolidated

1 From January 1, 2024 to March 3, 2024, the Company equity accounted for its then 45% interest in AGGL and 50% interest in each of Adansi Gold Company (GH) Ltd. and Shika Group Finance Limited.

(c) Accounting standards adopted during the period

There were no new accounting standards effective January 1, 2025 that impacted these condensed consolidated interim financial statements.

GALIANO GOLD INC.
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2025 AND 2024
Expressed in thousands of United States dollars, unless otherwise stated

2. Basis of presentation (continued)

(d) Accounting standards and amendments issued but not yet adopted

The following standards and interpretations, which may be applicable to the Company, have been issued but are not yet effective as of June 30, 2025:

IFRS 18

On April 9, 2024, the IASB issued IFRS 18, Presentation and Disclosure in Financial Statements, a new standard on presentation and disclosure in financial statements with a focus on updates to the statement of profit or loss. The key new concepts introduced in IFRS 18 relate to: the structure of the statement of profit or loss; required disclosures in the financial statements for certain profit or loss performance measures that are reported outside an entity's financial statements; and enhanced principles on aggregation and disaggregation which apply to the primary financial statements and notes in general. IFRS 18 will not impact the recognition or measurement of items in the financial statements, but may change what an entity reports as its 'operating profit or loss'. IFRS 18 will apply for reporting periods beginning on or after January 1, 2027 and also applies to comparative information. The Company is evaluating how IFRS 18 will impact the disclosures in its consolidated financial statements in future periods.

IFRS 7 and 9

In May 2024, the IASB issued amendments to the classification and measurement of financial instruments (IFRS 7 and IFRS 9), which included clarification that a financial liability is derecognized on the 'settlement date'; an accounting policy option to derecognize financial liabilities that are settled through an electronic payment system before settlement date if certain conditions are met; clarification on how to assess the contractual cash flow characteristics of financial assets that include environmental, social and governance‐linked features; and requires additional disclosures under IFRS 7 for financial assets and liabilities with contractual terms that reference a contingent event. The amendments to IFRS 7 and IFRS 9 will be effective for annual reporting periods beginning on or after January 1, 2026. The amendments to IFRS 7 and IFRS 9 are not expected to have a material impact on the Company's consolidated financial statements.

3. Significant accounting judgements and estimates

The preparation of financial statements, in conformity with IFRS, requires management to make judgements, estimates and assumptions that affect amounts reported in the financial statements and accompanying notes. Management believes the estimates and assumptions used in these condensed consolidated interim financial statements are reasonable; however, actual results could differ from those estimates and could impact future results of operations and cash flows and reported amounts of assets and liabilities.

The Company's significant accounting judgements and estimates are unchanged as compared to those presented in note 5 of the Company's audited consolidated annual financial statements for the year ended December 31, 2024.

GALIANO GOLD INC.
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2025 AND 2024
Expressed in thousands of United States dollars, unless otherwise stated

4. Acquisition of control of the AGM

On March 4, 2024, the Company completed the acquisition of Gold Fields' 45% interest in the AGM JV. Following the closing of the Acquisition, the Company owns a 90% interest in AGGL, the entity which holds the AGM's mining concessions and licenses, a 100% interest in Adansi Gold Company (GH) Ltd., an entity which holds exploration licenses in Ghana, and a 100% interest in Shika Group Finance Limited. The Company also acquired a 100% interest in GFI Netherlands B.V. (subsequently renamed to Galiano Gold Netherlands B.V.), the entity through which Gold Fields held its former 45% interest in the JV.

The Company began consolidating the operating results, cash flows and net assets of the AGM commencing on March 4, 2024. Certain previously reported comparative period information has been updated to reflect the impact of the final estimates of fair value of assets acquired and liabilities assumed as disclosed in the Company's audited annual consolidated financial statements for the year ended December 31, 2024.

The total consideration payable to Gold Fields comprised the following:

  $65.0 million in cash on closing;

  issuance of 28.5 million common shares of the Company on closing;

  $55.0 million of deferred consideration comprised of a:

    $25.0 million cash payment on or before December 31, 2025; and

    $30.0 million cash payment on or before December 31, 2026 (collectively "Deferred Consideration")

The Deferred Consideration is to be paid in cash subject to the Company's right to satisfy up to 20% of each payment with common shares of the Company, subject to Gold Fields not owning more than 19.9% of the Company's issued and outstanding common shares at that time; and

  $30.0 million cash payment contingently payable upon production of 100,000 gold ounces from the Nkran deposit ("Contingent Consideration").

Gold Fields also received a 1% net smelter return royalty on production from the Nkran deposit beginning upon 100,000 gold ounces being produced, and subject to a maximum of 447,000 gold ounces of production ("Nkran Royalty"). Galiano has a right of first refusal on any full or partial disposition of the Nkran Royalty by Gold Fields.

During the three and six months ended June 30, 2024, the Company incurred $0.1 million and $2.4 million, respectively, of acquisition-related costs, which were presented as transaction costs in the Statements of Operations and Comprehensive Income (Loss).

The following table highlights the final allocation of the purchase price to the assets acquired and liabilities assumed based on the Company's estimates of fair value.

GALIANO GOLD INC.
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2025 AND 2024
Expressed in thousands of United States dollars, unless otherwise stated

4. Acquisition of control of the AGM (continued)

	Preliminary(1)	Adjustments	Final
	$	$	$
Assets acquired
Cash and cash equivalents	112,502	-	112,502
Accounts receivable	102	-	102
Inventories	45,395	(4,237)	41,158
Value added tax receivables	7,885	-	7,885
Prepaid expenses and other	5,509	-	5,509
Reclamation deposits	5,308	-	5,308
Mineral properties , plant and equipment	230,621	13,963	244,584
Liabilities assumed
Accounts payable and accrued liabilities	(44,469)	(6)	(44,475)
Lease liabilities	(19,176)	-	(19,176)
Asset retirement provisions	(45,943)	(7,594)	(53,537)
Net assets acquired	297,734	2,126	299,860
Non-controlling interest	-	(1,890)	(1,890)
Net assets attributable to Galiano	297,734	236	297,970

(1) Estimates of the preliminary fair value of assets acquired and liabilities assumed are presented as reported in the Company's condensed consolidated interim financial statements as at March 31, 2024.

5. Cash and cash equivalents

	June 30, 2025	December 31, 2024
	$	$
Cash held in banks	63,304	23,454
Short-term investments	51,377	82,321
Cash and cash equivalents	114,681	105,775

6. Inventories

	June 30, 2025	December 31, 2024
	$	$
Gold dore on hand	1,890	10,216
Gold-in-process	2,623	2,229
Ore stockpiles	23,293	12,117
Supplies	16,347	18,268
Total inventories	44,153	42,830

GALIANO GOLD INC.
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2025 AND 2024
Expressed in thousands of United States dollars, unless otherwise stated

7. Prepaid expenses and other

	June 30, 2025	December 31, 2024
	$	$
Prepaid expenses	9,091	7,039
Marketable securities	3,077	1,509
Prepaid income taxes (1)	5,789	-
Total prepaid expenses and other	17,957	8,548

(1) During the six months ended June 30, 2025, the Company made an income tax installment payment in Ghana for a portion of estimated annual income taxes payable.

8. Mineral properties, plant and equipment ("MPP&E")

		Exploration	Plant,
		and	buildings		Assets
	Mineral	evaluation	and	Right-of-	under	Corporate
	interests	assets	equipment	use asset	construction	assets	Total
	$	$	$	$	$	$	$
Cost
As at December 31, 2023	-	-	-	623	-	496	1,119
Acquired under the Acquisition (note 4)	12,421	3,964	180,817	19,176	28,206	-	244,584
Additions	67,060	-	-	27,816	5,658	19	100,553
Change in asset retirement provisions (note 11)	10,628	-	-	-	-	-	10,628
Transfers	17,895	-	14,185	-	(32,080)	-	-
As at December 31, 2024	108,004	3,964	195,002	47,615	1,784	515	356,884
Additions	45,207	-	528	11,157	5,803	21	62,716
Change in asset retirement provisions (note 11)	4,585	-	-	-	-	-	4,585
Transfers	-	-	980	-	(980)	-	-
As at June 30, 2025	157,796	3,964	196,510	58,772	6,607	536	424,185

Accumulated depreciation and depletion
As at December 31, 2023	-	-	-	(450)	-	(444)	(894)
Depreciation and depletion expense	(9,970)	-	(5,672)	(10,889)	-	(30)	(26,561)
As at December 31, 2024	(9,970)	-	(5,672)	(11,339)	-	(474)	(27,455)
Depreciation and depletion expense	(18,247)	-	(4,198)	(7,884)	-	(12)	(30,341)
As at June 30, 2025	(28,217)	-	(9,870)	(19,223)	-	(486)	(57,796)

Net book value:
As at December 31, 2024	98,034	3,964	189,330	36,276	1,784	41	329,429
As at June 30, 2025	129,579	3,964	186,640	39,549	6,607	50	366,389

GALIANO GOLD INC.
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2025 AND 2024
Expressed in thousands of United States dollars, unless otherwise stated

8. Mineral properties, plant and equipment ("MPP&E") (continued)

During the three and six months ended June 30, 2025, additions to mineral interests included capitalized stripping costs at the Abore and Esaase deposits of $15.1 million and $27.0 million, respectively (three and six months ended June 30, 2024 - $2.7 million of capitalized stripping costs at Abore).

During the three and six months ended June 30, 2025, depreciation and depletion expense recognized in the Statements of Operations and Comprehensive Income (Loss) included a credit of $1.5 million and $2.8 million to depreciation expense, respectively, which was capitalized to inventories (three and six months ended June 30, 2024 - credit of $1.8 million and $0.4 million to deprecation expense, respectively, which was capitalized to inventories).

Refer to note 18 for depreciation expense on corporate fixed assets, which is recorded within general and administrative expenses.

9. Accounts payable and accrued liabilities

	June 30, 2025	December 31, 2024
	$	$
Supplier payables	21,871	10,570
Accrued liabilities	31,030	24,366
Royalties , mineral rights fees and withholding taxes	13,431	13,189
Current portion of long-term incentive plan liabilities (note 14)	6,565	6,939
Current portion of gold hedge liabilities (note 21)	32,843	9,284
Total accounts payable and accrued liabilities	105,740	64,348

10. Lease liabilities

	June 30, 2025	December 31, 2024
	$	$
Balance, beginning of period	38,872	203
Leases assumed in Acquisition	-	19,176
Leases entered into during the period (note 8)	11,157	27,816
Lease payments	(8,722)	(13,400)
Interest expense (note 19)	3,281	5,077
Total lease liabilities, end of period	44,588	38,872

Less : current portion of leas e liabilities	(17,600)	(15,937)
Non-current portion of lease liabilities	26,988	22,935

During the three and six months ended June 30, 2025, the Company incurred $30.2 million and $55.4 million, respectively, relating to variable lease payments under mining services contracts and other mining related contracts which have not been included in the measurement of lease liabilities (three and six months ended June 30, 2024 - $17.2 million and $22.4 million, respectively).

GALIANO GOLD INC.
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2025 AND 2024
Expressed in thousands of United States dollars, unless otherwise stated

11. Asset retirement provisions

	June 30, 2025	December 31, 2024
	$	$
Balance, beginning of period	66,060	-
Assumed in Acquisition	-	53,537
Change in estimate, post-acquisition	-	8,360
Accretion expense (note 19)	1,410	2,246
Change in estimate (note 8)	4,585	2,268
Reclamation undertaken during the period	(79)	(351)
Total asset retirement provisions, end of period	71,976	66,060

The asset retirement provisions consist of reclamation and closure costs for the AGM's mining properties. Reclamation and closure activities include land rehabilitation, dismantling of buildings and mine facilities, ongoing care and maintenance and other costs. As at June 30, 2025, the Company's reclamation cost estimates were discounted using a long‐term risk‐free discount rate of 4.1% (December 31, 2024 - 4.5%).

12. Deferred and contingent consideration

In accordance with the Acquisition agreement, certain consideration payable to Gold Fields is deferred in time or contingent upon certain future events. The Company has recognized the following financial liabilities in accordance with IFRS 9, Financial Instruments ("IFRS 9").

	June 30, 2025	December 31, 2024
	$	$
Deferred Consideration	51,636	50,109
Contingent Consideration	18,055	16,873
Nkran Royalty	5,430	4,388
Total deferred and contingent consideration	75,121	71,370
Less : current portion of Deferred Consideration	(24,252)	(23,535)
Non-current portion of deferred and contingent consideration	50,869	47,835

(a) Deferred Consideration

$55.0 million of the aggregate consideration payable to Gold Fields is deferred with $25.0 million due on or before December 31, 2025 and $30.0 million due on or before December 31, 2026. After initial recognition, the Deferred Consideration was measured at amortized cost.

GALIANO GOLD INC.
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2025 AND 2024
Expressed in thousands of United States dollars, unless otherwise stated

12. Deferred and contingent consideration (continued)

(a) Deferred Consideration (continued)

During the three and six months ended June 30, 2025, the Company recognized accretion expense of $0.8 million and $1.5 million, respectively, in finance expense in the Statements of Operations and Comprehensive Income (Loss) (three and six months ended June 30, 2024 - $0.7 million and $1.0 million, respectively). The $25.0 million payment due to Gold Fields on or before December 31, 2025 has been presented as a current liability in the Statement of Financial Position.

The following table summarizes the change in the carrying amount of the Deferred Consideration for the six months ended June 30, 2025 and year ended December 31, 2024:

	June 30, 2025	December 31, 2024
	$	$
Balance, beginning of period	50,109	-
Initial recognition at fair value	-	47,628
Accretion expense (note 19)	1,527	2,481
Balance, end of period	51,636	50,109

(b) Contingent Consideration

$30.0 million of the aggregate consideration payable to Gold Fields is contingent upon 100,000 gold ounces being produced from the Nkran deposit. In accordance with IFRS 3 and IFRS 9, contingent consideration payable by an acquirer in a business combination shall be subsequently measured at fair value through profit or loss. The Company remeasured the fair value of the Contingent Consideration to $18.1 million as of June 30, 2025, and recognized a $0.6 million and $1.2 million fair value adjustment for the three and six months ended June 30, 2025, respectively, in finance expense in the Statements of Operations and Comprehensive Income (Loss) (three and six months ended June 30, 2024 - fair value adjustment of $0.4 million and $0.9 million recognized in finance expense, respectively).

In determining the fair value at June 30, 2025, the Company applied the same fair value methodology and assumptions as the December 31, 2024 valuation. The Contingent Consideration falls within level 3 of the fair value hierarchy.

The following table summarizes the change in the carrying amount of the Contingent Consideration for the six months ended June 30, 2025 and year ended December 31, 2024:

	June 30, 2025	December 31, 2024
	$	$
Balance, beginning of period	16,873	-
Initial recognition at fair value	-	13,337
Change in fair value during the period	1,182	3,536
Balance, end of period	18,055	16,873

GALIANO GOLD INC.
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2025 AND 2024
Expressed in thousands of United States dollars, unless otherwise stated

12. Deferred and contingent consideration (continued)

(c) Nkran Royalty

Gold Fields is entitled to a 1% net smelter return royalty on gold revenue generated from the Nkran deposit beginning upon 100,000 gold ounces being produced, and subject to a maximum of 447,000 gold ounces of production.  In accordance with IFRS 3 and IFRS 9, contingent consideration payable by an acquirer in a business combination shall be subsequently measured at fair value through profit or loss.

The Company estimated the fair value of the Nkran Royalty by discounting forecast future cash flows at a discount rate of 14.5%. The gold price assumption applied in estimating future royalty payments as of June 30, 2025 was based on a long-term consensus gold price of $2,400 per ounce. The Company remeasured the fair value of the Nkran Royalty to $5.4 million as of June 30, 2025, and recognized a $0.7 million and  $1.0 million fair value adjustment for the three and six months ended June 30, 2025, respectively, in finance expense in the Statements of Operations and Comprehensive Income (Loss) (three and six months ended June 30, 2024 - fair value adjustment of $0.2 million and $0.3 million, respectively, recognized in finance expense). The Nkran Royalty falls within level 3 of the fair value hierarchy.

The following table summarizes the change in the carrying amount of the Nkran Royalty for the six months ended June 30, 2025 and year ended December 31, 2024:

	June 30, 2025	December 31, 2024
	$	$
Balance, beginning of period	4,388	-
Initial recognition at fair value	-	3,030
Change in fair value during the period	1,042	1,358
Balance, end of period	5,430	4,388

13. Share capital

(a) Authorized:

Unlimited common shares without par value or restrictions.

(b) Issued and outstanding common shares

	Number of shares	Amount
	$	$
Balance, January 1, 2024	224,972,786	579,619
Issued on closing of Acquisition (note 4), net of issuance costs	28,500,000	32,449
Issued pursuant to exercise of stock options (note 14(a))	3,605,160	4,135
Balance, December 31, 2024	257,077,946	616,203
Issued pursuant to exercise of stock options (note 14(a))	1,225,500	1,246
Equity-settled restricted s hare units (note 14(b))	77,996	97
Balance, June 30, 2025	258,381,442	617,546

GALIANO GOLD INC.
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2025 AND 2024
Expressed in thousands of United States dollars, unless otherwise stated

13. Share capital (continued)

(c) Base shelf prospectus

On July 8, 2025, the Company filed a final short form base shelf prospectus (the "Prospectus"), under which the Company may sell from time‐to‐time common shares, warrants, subscription receipts, units, debt securities and/or share purchase contracts of the Company, up to an aggregate of $500 million.  The Prospectus has a term of 25‐months from the filing date. As of the date of these financial statements, no securities have been issued under the Prospectus.

14. Equity reserves and long-term incentive plan awards

The Company has a stock option plan and a share unit plan under which restricted share units ("RSUs"), performance share units ("PSUs") and deferred share units ("DSUs") may be awarded to directors, officers, employees and other service providers. All awards under the share unit plan may be designated by the Company's Board of Directors to be settled in either cash, shares or a combination thereof.

Under the two plans, when combined, the number of shares issuable cannot exceed 9% of the issued and outstanding common shares of the Company. Specifically, shares reserved for issuance under the share unit plan, when designated as equity-settled, may not exceed 5% of the issued and outstanding common shares of the Company. Share units designated as cash-settled units at the grant date are not considered in computing the limits of the share unit plan. Share units designated at the time of grant as being settled in either cash or shares, at the Board's discretion, are considered in computing limits under the share unit plan as they may be dilutive upon vesting.

RSUs, PSUs and DSUs granted prior to 2025 may be settled in cash or equity at the discretion of the Board.  Given the Company's past practice of settling in cash, these awards have been designated as cash-settled awards at the time of grant, and therefore represent financial liabilities, which are recorded at fair value at each reporting date and adjusted for the completed proportion of the vesting period, with any changes recorded as shared-based compensation expense in the Statements of Operations and Comprehensive Income (Loss). The financial liability associated with these cash-settled awards is recorded in accounts payable and accrued liabilities for amounts expected to be settled within one year, and a separate long-term incentive plan liability for amounts to be settled in excess of one year, as of the balance sheet date.

The long-term incentive plan awards granted in 2025 have been determined by the Board to be equity-settled upon vesting.

GALIANO GOLD INC.
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2025 AND 2024
Expressed in thousands of United States dollars, unless otherwise stated

14. Equity reserves and long-term incentive plan awards (continued)

(a) Stock options

Options granted vest in one-third increments every twelve months following the grant date for a total vesting period of three years. Stock options have a maximum term of five years following the grant date. The fair value of stock options granted is determined using the Black Scholes option pricing model.

The following table is a reconciliation of the movement in stock options for the period:

		Weighted average
		exercise price
	Number of Options	C$
Balance, January 1, 2024	12,575,335	0.97
Granted	3,534,000	1.31
Exercised	(3,605,160)	1.08
Expired/Forfeited	(1,454,336)	0.98
Balance, December 31, 2024	11,049,839	1.04
Granted	2,478,000	1.81
Exercised	(1,225,500)	0.97
Forfeited	(682,668)	1.06
Balance, June 30, 2025	11,619,671	1.21

For stock options granted during the six months ended June 30, 2025, the following weighted-average assumptions were applied in the Black Scholes option pricing models:

Assumptions
Expected life of option (years)	3.6
Forfeiture rate	17.6%
Dividend yield	0.0%
Risk-free rate	4.0%
Volatility	56.0%
Black Scholes fair value per option (in US dollars)	$0.55

The following table summarizes share-based compensation expense recognized on stock options and aggregate gross proceeds received by the Company on stock option exercises for the three and six months ended June 30, 2025 and 2024:

	Three months ended June 30,		Six months ended June 30,
	2025	2024	2025	2024
	$	$	$	$
Share-based compensation expense	173	191	458	579
Gross proceeds from s tock option exercises	619	2,399	857	2,580

GALIANO GOLD INC.
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2025 AND 2024
Expressed in thousands of United States dollars, unless otherwise stated

14. Equity reserves and long-term incentive plan awards (continued)

(b) Restricted share units

RSUs granted vest in one-third increments every twelve months following the grant date for a total vesting period of three years. The following table is a reconciliation of the movement in the number of RSUs outstanding for the six months ended June 30, 2025 and year ended December 31, 2024:

	Number of RSUs
	June 30, 2025	December 31, 2024
Balance, beginning of period	548,284	564,237
Assumed in Acquisition	-	75,760
Granted	210,000	270,000
Settled in cash	(166,701)	(302,046)
Settled in common shares	(77,996)	-
Forfeited	(49,267)	(59,667)
Balance, end of period	464,320	548,284

For all RSUs granted during the six months ended June 30, 2025, the awards vest in three equal tranches over a service period of three years, had an estimated forfeiture rate of 8.8% and a fair value per award of C$1.76 (six months ended June 30, 2024 - awards granted vest over a service period of three years and had an estimated forfeiture rate of 23.9%). RSU awards granted in 2025 have been classified as equity-settled awards, and therefore the fair value determined on the grant date will be amortized over the vesting period of three years.

The following table is a reconciliation of the movement in the RSU liability for the six months ended June 30, 2025 and year ended December 31, 2024:

	June 30, 2025	December 31, 2024
	$	$
Balance, beginning of period	380	265
Assumed in Acquisition	-	30
Awards vested and change in fair value, net of forfeited awards	109	494
Settled in cash	(200)	(409)
Equity-settled units transferred to s hare capital	(97)	-
Total RSU liability, end of period	192	380
Less : current portion of RSU liability	(164)	(281)
Non-current RSU liability, end of period	28	99

GALIANO GOLD INC.
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2025 AND 2024
Expressed in thousands of United States dollars, unless otherwise stated

14. Equity reserves and long-term incentive plan awards (continued)

(c) Performance share units

PSUs granted prior to December 31, 2023 vest in one-third increments every twelve months following the grant date for a total vesting period of three years. PSUs granted from January 1, 2024 onwards have a cliff vesting feature and vest after a service period of three years.

All PSUs contain a performance criterion applied to the number of units that vest on a yearly basis. The number of units that vest will be determined by the Company's relative share price performance in comparison to a peer group of companies or upon achievement of certain Company strategic objectives. The PSU performance multiplier ranges from 0% to 150%.

The following table is a reconciliation of the movement in the number of PSUs outstanding for the six months ended June 30, 2025 and year ended December 31, 2024:

	Number of PSUs
	June 30, 2025	December 31, 2024
Balance, beginning of period	1,476,487	2,501,482
Granted	612,000	884,000
Settled in cash	(592,750)	(1,709,427)
Added due to performance condition	154,498	191,383
Forfeited	(58,267)	(390,951)
Balance, end of period	1,591,968	1,476,487

For all PSUs granted during the six months ended June 30, 2025, the awards cliff vest after a service period of three years, had an estimated forfeiture rate of 7.0% and a fair value per award of C$1.76 (six months ended June 30, 2024 - awards cliff vest over a service period of three years and had an estimated forfeiture rate of 20.8%). PSU awards granted in 2025 have been classified as equity-settled awards, and therefore the fair value determined on the grant date will be amortized over the vesting period of three years.

The following table is a reconciliation of the movement in the PSU liability for the six months ended June 30, 2025 and year ended December 31, 2024:

	June 30, 2025	December 31, 2024
	$	$
Balance, beginning of period	927	1,497
Awards vested and change in fair value, net of forfeited awards	314	1,909
Settled in cash	(719)	(2,479)
Total PSU liability, end of period	522	927
Less: current portion of PSU liability	(263)	(560)
Non-current PSU liability, end of period	259	367

GALIANO GOLD INC.
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2025 AND 2024
Expressed in thousands of United States dollars, unless otherwise stated

14. Equity reserves and long-term incentive plan awards (continued)

(d) Deferred share units

DSUs granted vest over a period of one year and will be paid to directors upon their retirement from the Board of Directors of the Company or upon a change of control.

The following table is a reconciliation of the movement in the number of DSUs outstanding for the six months ended June 30, 2025 and year ended December 31, 2024:

	Number of DSUs
	June 30, 2025	December 31, 2024
Balance, beginning of period	4,830,900	5,068,275
Granted	962,900	1,045,200
Settled in cash	-	(1,194,975)
Forfeited	-	(87,600)
Balance, end of period	5,793,800	4,830,900

For all DSUs granted during the six months ended June 30, 2025 and 2024, the awards vest quarterly over a service period of one year and had an estimated weighted‐average forfeiture rate of 0.0%. All DSUs granted during the six months ended June 30, 2025 had a fair value per award of C$1.76. DSU awards granted in 2025 have been classified as equity-settled awards, and therefore the fair value determined on the grant date will be amortized over the vesting period of one year. During the three and six months ended June 30, 2025, the Company recognized $0.4 million and $1.1 million of share-based compensation expense, respectively, related to equity-settled DSU awards (three and six months ended June 30, 2024 - nil for both periods).

The following table is a reconciliation of the movement in the DSU liability for the six months ended June 30, 2025 and year ended December 31, 2024:

	June 30, 2025	December 31, 2024
	$	$
Balance, beginning of period	6,098	4,695
Awards vested and change in fair value, net of forfeited awards	62	3,343
Effect of foreign exchange on DSU liability	(22)	-
Settled in cash	-	(1,940)
DSU liability, end of period	6,138	6,098

The financial liability associated with cash-settled DSU awards is presented within accounts payable and accrued liabilities.

GALIANO GOLD INC.
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2025 AND 2024
Expressed in thousands of United States dollars, unless otherwise stated

14. Equity reserves and long-term incentive plan awards (continued)

(e) Share-based compensation expense

The following table is a summary of share-based compensation expense for the three and six months ended June 30, 2025 and 2024:

	Three months ended June 30,		Six months ended June 30,
	2025	2024	2025	2024
	$	$	$	$
Equity-settled awards :
Stock options	173	191	458	579
Share units	528	-	1,150	-
Share-bas ed compensation expense, equity-settled awards	701	191	1,608	579
Share-based compensation expense, cash-settled awards	256	2,805	485	7,545
Total share-based compensation expense (note 18)	957	2,996	2,093	8,124

15. Non-controlling interest ("NCI")

	June 30, 2025	December 31, 2024
	$	$
Balance, beginning of period	4,313	-
NCI assumed in Acquisition	-	1,890
Net (loss) earnings attributable to NCI	(358)	2,423
Balance, end of period	3,955	4,313

The Government of Ghana's 10% free-carried interest in AGGL is considered to be an NCI. No dividends shall be paid to the NCI until such time that AGGL has retained earnings, which is expected to occur in the latter half of the life of mine.

GALIANO GOLD INC.
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2025 AND 2024
Expressed in thousands of United States dollars, unless otherwise stated

16. Production costs

The following is a summary of production costs by nature recorded by the Company during the three and six months ended June 30, 2025 and 2024. Note that production costs of the AGM in the comparative period were consolidated by the Company from March 4, 2024 onwards.

	Three months ended June 30,		Six months ended June 30,
	2025	2024	2025	2024
	$	$	$	$
Raw materials and consumables	(11,482)	(13,650)	(24,355)	(18,216)
Salaries and employee benefits	(6,694)	(5,778)	(12,318)	(7,842)
Contractors	(16,658)	(12,599)	(34,045)	(15,410)
Change in ore stockpiles, gold-in-process and gold dore inventories	1,477	4,177	411	(6,934)
Insurance, government fees, permits and other	(5,946)	(3,839)	(11,238)	(4,053)
Total production costs	(39,303)	(31,689)	(81,545)	(52,455)

17. Royalties

For mining companies in Ghana, the Growth and Sustainability Levy ("GSL") was levied at a rate of 1% of revenues until March 31, 2025. Effective April 1, 2025, the Government of Ghana passed a bill to increase the GSL on gold mining companies from 1% to 3% until December 31, 2028. The Company has presented the GSL within royalties expense in the Statements of Operations and Comprehensive Income (Loss).

18. General and administrative ("G&A") expenses

	Three months ended June 30,		Six months ended June 30,
	2025	2024	2025	2024
	$	$	$	$
Wages, benefits and consulting	(2,424)	(2,266)	(4,782)	(3,911)
Office, rent and administration	(385)	(542)	(736)	(841)
Professional and legal	(395)	(334)	(841)	(649)
Share-based compensation	(957)	(2,996)	(2,093)	(8,124)
Travel, marketing, investor relations and regulatory	(435)	(460)	(830)	(732)
Withholding taxes	(339)	-	(721)	-
Depreciation	(29)	(34)	(61)	(68)
Total G&A expense	(4,964)	(6,632)	(10,064)	(14,325)

GALIANO GOLD INC.
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2025 AND 2024
Expressed in thousands of United States dollars, unless otherwise stated

19. Finance expense

	Three months ended June 30,		Six months ended June 30,
	2025	2024	2025	2024
	$	$	$	$
Unrealized losses on gold hedging instruments (note 23(b))	(1,807)	(1,541)	(32,023)	(5,619)
Realized losses on gold hedging instruments (note 23(b))	(10,702)	(2,945)	(15,602)	(3,114)
Interest on lease liabilities (note 10)	(1,718)	(1,434)	(3,281)	(1,855)
Accretion expense on asset retirement provisions (note 11)	(723)	(680)	(1,410)	(901)
Accretion expense on deferred consideration (note 12(a))	(773)	(728)	(1,527)	(974)
Change in fair value of contingent consideration (notes 12(b) and (c))	(1,332)	(650)	(2,224)	(1,199)
Other	(83)	(281)	(182)	(322)
Total finance expense	(17,138)	(8,259)	(56,249)	(13,984)

20. Income (loss) per share

For the three and six months ended June 30, 2025 and 2024, the calculation of basic and diluted income (loss) per share is based on the following data:

	Three months ended June 30,		Six months ended June 30,
	2025	2024	2025	2024
Net income (loss) attributable to common shareholders	19,326	7,280	(7,480)	4,072

Number of shares
Weighted average number of ordinary shares - basic	257,734,700	254,974,179	257,454,965	244,242,466
Effect of dilutive equity-settled share units	2,539,636	-	-	-
Effect of dilutive stock options	4,149,211	6,506,883	-	5,043,571
Weighted average number of ordinary shares - diluted	264,423,547	261,481,062	257,454,965	249,286,037

For the three months ended June 30, 2025, excluded from the calculation of diluted weighted average shares were 2,952,000 stock options that were determined to be anti-dilutive. For the six months ended June 30, 2025, the effect of all potentially dilutive securities was anti‐dilutive given that the Company reported a net loss in the period.

For the three and six months ended June 30, 2024, excluded from the calculation of diluted weighted average shares were nil and 243,000 stock options, respectively, that were determined to be anti-dilutive.

GALIANO GOLD INC.
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2025 AND 2024
Expressed in thousands of United States dollars, unless otherwise stated

21. Commitments and contingencies

Commitments

The following table reflects the Company's contractual obligations as they fall due as at June 30, 2025 and December 31, 2024.

			Over	June 30,	December 31,
	Within 1 year	1 - 5 years	5 years	2025	2024
Accounts payable and accrued liabilities	66,332	-	-	66,332	48,125
ZCC gold hedges	32,843	12,937	-	45,780	13,758
Long-term incentive plan (cash-settled awards)	6,565	287	-	6,852	7,405
Mining and other services contracts	23,455	47,627	5,122	76,204	44,590
Asset retirement provisions (undiscounted)	-	10,431	68,440	78,871	75,770
Deferred and contingent consideration (undiscounted)	25,000	66,580	4,278	95,858	94,237
Corporate office lease	118	485	21	624	83
Total commitments	154,313	138,347	77,861	370,521	283,968

The zero cost collar ("ZCC") gold hedges commitment represents the mark‐to‐market fair value of the AGM's current gold hedging program. The settlement amount of these hedges, if any, will be dependent on the price of gold at the settlement date. The portion of the ZCC gold hedge liability that is expected to be settled in greater than one year from the balance sheet date has been presented within other non‐current liabilities in the Statement of Financial Position. The Company does not apply hedge accounting to the ZCC gold hedges. The ZCC gold hedges are for 5,000 gold ounces per month for the remainder of 2025 and all of 2026. The remaining 2025 ZCC gold hedges have a put strike of $2,000/oz and call strikes ranging between $2,598/oz to $2,645/oz, while the 2026 ZCC gold hedges have a put strike of $2,300/oz and call strikes ranging between $2,962/oz to $3,162/oz.

Long‐term incentive plan commitments due within one year include all DSU awards to directors of the Company, as they are considered to be current liabilities as the timing of those payments is beyond the control of the Company in the event that a director is to retire or there is a change of control.

The Company has a number of mining and other service contracts. These contracts include monthly fixed fees as well as variable cost measures. The contractual obligations disclosed in the above table relate only to the fixed fees payable to the contractors.

The timing of contingent payments to Gold Fields, totaling $40.9 million, is based upon management's best estimate of when payments would be required to be made based upon the current life of mine plan.

Contingencies

Due to the nature of its business, the Company and its subsidiaries may be subject to regulatory investigations, claims, lawsuits and other proceedings in the ordinary course of its business. While the Company cannot reasonably predict the ultimate outcome of these actions, and inherent uncertainties exist in predicting such outcomes, the Company believes that the ultimate resolution of these actions is not reasonably likely to have a material adverse effect on the Company's financial condition or future results of operations.

GALIANO GOLD INC.
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2025 AND 2024
Expressed in thousands of United States dollars, unless otherwise stated

22. Supplemental cash flow information

The following table discloses non‐cash transactions impacting the Statements of Cash Flow for the periods presented:

	Three months ended June 30,		Six months ended June 30,
	2025	2024	2025	2024
	$	$	$	$
Change in asset retirement provisions included in MPP&E	960	(8,039)	4,585	8,344
Capitalized leases included in MPP&E	-	21,765	11,157	27,816

The following table summarizes the changes in working capital for the three and six months ended June 30, 2025 and 2024:

	Three months ended June 30,		Six months ended June 30,
	2025	2024	2025	2024
	$	$	$	$
Accounts receivable	385	(3,242)	56	(7,905)
Inventories	(585)	(4,498)	1,576	8,190
Value added tax receivables	7,037	(2,229)	185	(3,784)
Prepaid expenses and deposits	(8,234)	725	(7,841)	385
Accounts payable and accrued liabilities	(59)	(8,439)	10,890	(8,032)
Change in working capital	(1,456)	(17,683)	4,866	(11,146)

GALIANO GOLD INC.
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2025 AND 2024
Expressed in thousands of United States dollars, unless otherwise stated

23. Financial instruments

(a) Financial assets and liabilities by categories

	Fair value through
	profit or loss	Amortized cost	Carrying value	Fair value
As at June 30, 2025	$	$	$	$
Financial assets:
Cash and cash equivalents	-	114,681	114,681	114,681
Accounts receivable	-	58	58	58
Marketable securities (1)	3,077	-	3,077	3,077
Total financial assets	3,077	114,739	117,816	117,816

Financial liabilities:
Accounts payable and accrued liabilities (2)	39,408	66,332	105,740	105,740
Lease liabilities	-	44,588	44,588	44,588
Deferred consideration	-	51,636	51,636	51,636
Contingent consideration	18,055	-	18,055	18,055
Nkran royalty	5,430	-	5,430	5,430
Other non-current liabilities (2)	13,224	-	13,224	13,224
Total financial liabilities	76,117	162,556	238,673	238,673

(1) Marketable securities are presented within prepaid expenses and other in the Statement of Financial Position.

(2) Accounts payable and other non-current liabilities include long-term incentive plan and gold hedge instrument liabilities, which are measured at fair value through profit or loss.

GALIANO GOLD INC.
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2025 AND 2024
Expressed in thousands of United States dollars, unless otherwise stated

23.  Financial instruments (continued)

	Fair value through
	profit or loss	Amortized cost	Carrying value	Fair value
As at December 31, 2024	$	$	$	$
Financial assets:
Cash and cash equivalents	-	105,775	105,775	105,775
Accounts receivable	-	104	104	104
Marketable securities (1)	1,509	-	1,509	1,509
Total financial assets	1,509	105,879	107,388	107,388

Financial liabilities:
Accounts payable and accrued liabilities (2)	16,223	48,125	64,348	64,348
Leas e liabilities	-	38,872	38,872	38,872
Deferred consideration	-	50,109	50,109	50,109
Contingent consideration	16,873	-	16,873	16,873
Nkran royalty	4,388	-	4,388	4,388
Other non-current liabilities (2)	4,939	-	4,939	4,939
Total financial liabilities	42,423	137,106	179,529	179,529

(1) Marketable securities are presented within prepaid expenses and other in the Statement of Financial Position.

(2) Accounts payable and other non-current liabilities include long-term incentive plan and gold hedge instrument liabilities, which are measured at fair value through profit or loss.

(b) Derivative instruments

The Company's derivatives are comprised of ZCC gold hedging instruments. The losses on derivatives for the three and six months ended June 30, 2025 and 2024 were comprised of the following:

	Three months ended June 30,		Six months ended June 30,
	2025	2024	2025	2024
	$	$	$	$
Realized loss on ZCC gold hedges	10,702	2,945	15,602	3,114
Unrealized loss on ZCC gold hedges	1,807	1,541	32,023	5,619

(c) Fair value hierarchy

The categories of the fair value hierarchy that reflect the inputs to valuation techniques used to measure fair value are as follows:

Level 1: fair values based on unadjusted quoted prices in active markets for identical assets or liabilities;

Level 2: Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly; and

Level 3: fair values based on inputs for the asset or liability based on unobservable market data.

GALIANO GOLD INC.
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2025 AND 2024
Expressed in thousands of United States dollars, unless otherwise stated

23. Financial instruments (continued)

(c) Fair value hierarchy (continued)

Long-term incentive plan liabilities, Contingent Consideration and the Nkran Royalty are recorded at fair value at the reporting date and fall within Level 3 of the fair value hierarchy. The ZCC gold hedging instruments and marketable securities are also recorded at fair value at the reporting date and fall within Level 1 of the fair value hierarchy.

There were no transfers between the fair value levels during the six months ended June 30, 2025 or 2024.

Refer to note 12 for a discussion on the valuation techniques applied to the Contingent Consideration and Nkran Royalty. Long-term incentive plan liabilities are valued based on the number of outstanding vested awards multiplied by the Company's share price as of the reporting date. ZCC gold hedging instruments and marketable securities are valued using observable market prices.

(d) Financial instrument risks

The Company has exposure to risks of varying degrees of significance which could affect its ability to achieve its strategic objectives for growth and shareholder returns. The principal financial risks to which the Company is exposed are described as follows.

Credit risk

Credit risk is the risk of an unexpected loss if a customer or the issuer of a financial instrument fails to meet its contractual obligations. The Company is subject to credit risk on cash and cash equivalent balances held at banks in Canada, Isle of Man and Ghana. The Company invests its cash and cash equivalents with the objective of maintaining safety of principal and providing adequate liquidity to meet all current obligations. In making allocation decisions, management attempts to avoid unacceptable concentration of credit risk to any single counterparty. The risk of loss associated with cash investments is considered to be low as the majority of the Company's cash and cash equivalents are held with highly rated banking institutions.

As at June 30, 2025, the Company had a $11.6 million value added tax receivable due from the Government of Ghana (December 31, 2024 - $8.3 million). The credit risk associated with value added tax receivables is considered to be low, based on historical collection experience. However, should the Government of Ghana not honour its commitments or default on its obligations, the Company may incur losses.

Liquidity risk

Liquidity risk encompasses the risk that the Company cannot meet its financial obligations as they fall due. The Company manages liquidity risk through a rigorous planning and budgeting process, which is reviewed and updated on a regular basis, to help determine the funding requirements to support current operations, expansion and development plans, and by managing the Company's capital structure. By managing liquidity risk, the Company aims to ensure that it will have sufficient liquidity to settle obligations and liabilities as they fall due.

Through a combination of the Company's cash balance, and interest earned thereon, and cash flows generated by the AGM, the Company believes it is in a position to meet all working capital requirements, contractual obligations, and commitments as they fall due. The Company's cash flows, however, and its ability to meet working capital requirements and contractual obligations are significantly influenced by the price of gold and the performance of the AGM. The Company manages its liquidity by ensuring that it can manage spending and provide adequate cash flow to meet all commitments.

GALIANO GOLD INC.
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2025 AND 2024
Expressed in thousands of United States dollars, unless otherwise stated

23. Financial instruments (continued)

(d) Financial instrument risks (continued)

Liquidity risk (continued)

As at June 30, 2025, the Company continued to maintain its ability to meet its financial obligations as they come due.

Market Risk

(i) Interest rate risk

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates. The average interest rate earned by the Company on its cash and cash equivalents during the six months ended June 30, 2025 was 4.2% (six months ended June 30, 2024 - 5.4%). A +/‐1% change in short‐term interest rates during the six months ended June 30, 2025 and 2024 would not have had a material impact on the Company's net income (loss) for the periods.

The Contingent Consideration and Nkran Royalty are financial liabilities measured at fair value through profit or loss with fair value determined by reference to a discounted cash flow model. Changes in interest rates would impact the discount rate applied to forecast future cash flows and accordingly the fair value of these financial liabilities. Any change in interest rates would therefore impact the Company's earnings, but would not impact cash payments required to settle these obligations. The following table highlights the sensitivity of the fair values as of June 30, 2025 related to these financial liabilities for a 1% decrease (increase) in the underlying discount rate.

	Change in fair value
	1% increase to	1% decrease to
	discount rate	discount rate
	$	$
Contingent consideration	(579)	604
Nkran royalty	(251)	263

(ii) Foreign currency risk

The Company reports its financial statements in US dollars; however, the Company operates in Canada and Ghana which utilizes the Canadian dollar and Ghanaian Cedi, respectively. As a result, the financial results of the Company's operations as reported in US dollars are subject to changes in the value of the US dollar relative to local currencies. Since the Company's gold sales are denominated in US dollars and a portion of the Company's operating and capital costs are in local currencies, the Company may be negatively impacted by strengthening local currencies relative to the US dollar and positively impacted by the inverse.

(iii) Price risk

Price risk is the risk that future cash flows of a financial instrument will fluctuate because of changes in market prices, other than those arising from currency risk or interest rate risk. The Company is exposed to gold price risk as changes in the gold price may affect the Company's earnings or the value of its financial instruments. The Company's revenue is directly dependent on gold prices, which have demonstrated significant volatility and are beyond the Company's control.

GALIANO GOLD INC.
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2025 AND 2024
Expressed in thousands of United States dollars, unless otherwise stated

23. Financial instruments (continued)

(d) Financial instrument risks (continued)

Market risk (continued)

(iii) Price risk (continued)

From time to time, the Company enters into hedging programs to manage its exposure to gold price risk with an objective of margin protection, specifically during periods of forecast elevated capital spend. The Board of Directors continually assess the Company's strategy towards its gold hedging program. The effectiveness of gold hedging programs is directly dependent on the price of gold and can impact the Company's earnings and cash flows, as the Company remeasures hedging instruments to fair value at each reporting date and may incur realized gains or losses at maturity. Refer to note 23(b) for disclosure of realized losses recorded on the Company's gold hedging instruments during the period.

24. Segmented information

Geographic information

As at June 30, 2025, the Company has one reportable segment, being the AGM, and has provided segmented information based on geographic location.

Geographic allocation of total assets and liabilities

	Canada	Ghana	Total
June 30, 2025	$	$	$
Current assets	76,145	112,314	188,459
Mineral properties, plant and equipment	516	365,873	366,389
Other non-current assets	-	5,289	5,289
Total assets	76,661	483,476	560,137
Current liabilities	32,592	121,995	154,587
Non-current liabilities	51,549	111,508	163,057
Total liabilities	84,141	233,503	317,644

	Canada	Ghana	Total
December 31, 2024	$	$	$
Current assets	88,190	77,395	165,585
Mineral properties , plant and equipment	111	329,318	329,429
Other non-current assets	-	5,339	5,339
Total assets	88,301	412,052	500,353
Current liabilities	33,255	77,560	110,815
Non-current liabilities	48,300	93,469	141,769
Total liabilities	81,555	171,029	252,584

GALIANO GOLD INC.
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2025 AND 2024
Expressed in thousands of United States dollars, unless otherwise stated

24. Segmented information (continued)

Geographic allocation of the Statements of Operations and Comprehensive Income (Loss)

For the three months ended June 30, 2025:

	Canada	Ghana	Total
	$	$	$
Revenue	-	97,304	97,304
Cost of sales:
Production costs	-	(39,303)	(39,303)
Depreciation and depletion	-	(13,054)	(13,054)
Royalties	-	(7,785)	(7,785)
Income from mine operations	-	37,162	37,162

General and administrative expenses	(4,144)	(820)	(4,964)
Exploration and evaluation expenditures	-	(910)	(910)
(Loss) income from operations	(4,144)	35,432	31,288
Finance income	1,713	211	1,924
Finance expense	(2,120)	(15,018)	(17,138)
Foreign exchange (loss) gain	(31)	5,511	5,480
Net (loss) income and comprehensive (loss) income for the period	(4,582)	26,136	21,554

GALIANO GOLD INC.
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2025 AND 2024
Expressed in thousands of United States dollars, unless otherwise stated

24. Segmented information (continued)

Geographic allocation of the Statements of Operations and Comprehensive Income (Loss)

For the three months ended June 30, 2024:

	Canada	Ghana	Total
	$	$	$
Revenue	-	63,963	63,963
Cost of sales:
Production costs	-	(31,689)	(31,689)
Depreciation and depletion	-	(4,833)	(4,833)
Royalties	-	(3,860)	(3,860)
Income from mine operations	-	23,581	23,581
General and administrative expenses	(5,884)	(748)	(6,632)
Exploration and evaluation expenditures	-	(2,040)	(2,040)
Gain on derecognition of equity investment in joint venture	118	-	118
(Loss) income from operations and joint venture	(5,766)	20,793	15,027
Transaction costs	(102)	-	(102)
Finance income	1,357	77	1,434
Finance expense	(1,382)	(6,877)	(8,259)
Foreign exchange loss	(39)	(781)	(820)
Net (loss) income and comprehensive (loss) income for the period	(5,932)	13,212	7,280

GALIANO GOLD INC.
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2025 AND 2024
Expressed in thousands of United States dollars, unless otherwise stated

24. Segmented information (continued)

Geographic allocation of the Statements of Operations and Comprehensive Income (Loss)

For the six months ended June 30, 2025:

	Canada	Ghana	Total
	$	$	$
Revenue	-	173,894	173,894
Cost of sales:
Production costs	-	(81,545)	(81,545)
Depreciation and depletion	-	(27,447)	(27,447)
Royalties	-	(12,380)	(12,380)
Income from mine operations	-	52,522	52,522
General and administrative expenses	(8,555)	(1,509)	(10,064)
Exploration and evaluation expenditures	-	(2,381)	(2,381)
(Loss) income from operations	(8,555)	48,632	40,077
Finance income	2,744	306	3,050
Finance expense	(3,761)	(52,488)	(56,249)
Foreign exchange gain	67	5,217	5,284
Net (loss) income and comprehensive (loss) income for the period	(9,505)	1,667	(7,838)

GALIANO GOLD INC.
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2025 AND 2024
Expressed in thousands of United States dollars, unless otherwise stated

24. Segmented information (continued)

Geographic allocation of the Statements of Operations and Comprehensive Income (Loss)

For the six months ended June 30, 2024:

	Canada	Ghana	Total
	$	$	$
Revenue	-	95,658	95,658
Cost of sales:
Production costs	-	(52,455)	(52,455)
Depreciation and depletion	-	(7,660)	(7,660)
Royalties	-	(5,765)	(5,765)
Income from mine operations	-	29,778	29,778
General and administrative expenses	(13,323)	(1,002)	(14,325)
Exploration and evaluation expenditures	-	(2,649)	(2,649)
Share of net income related to joint venture	-	2,432	2,432
Service fee earned as operators of joint venture	976	-	976
Gain on derecognition of equity investment in joint venture	1,416	-	1,416
(Loss) income from operations and joint venture	(10,931)	28,559	17,628
Transaction costs	(2,401)	-	(2,401)
Finance income	2,186	1,754	3,940
Finance expense	(2,183)	(11,801)	(13,984)
Foreign exchange loss	(53)	(1,058)	(1,111)
Net (loss) income and comprehensive (loss) income for the period	(13,382)	17,454	4,072